UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No.     )*

TELECOM ARGENTINA S.A.

(Name of Subject Company (Issuer))

FINTECH TELECOM, LLC

FINTECH ADVISORY INC.

DAVID MARTINEZ

(Names of Filing Persons (Offerors))

CLASS B SHARES, par value 1 Peso per share

(Title of Class of Securities)

879273209

(CUSIP Number)

Julio R. Rodriguez, Jr.

c/o Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

With a copy to:

Richard J. Cooper, Esq.

Adam Brenneman, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable.	Not applicable.

* No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to 13e-4.

☒          going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Tender Offer Statement on Schedule TO supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) originally filed with the United States Securities and Exchange Commission on June 21, 2018 by Cablevisión Holding S.A., a sociedad anónima organized under the laws of Argentina, (“CVH”).  The Schedule TO relates to the possible offer by CVH, Fintech Telecom, LLC, a limited liability company organized under the laws of Delaware (“FTL”), Fintech Advisory Inc., a corporation organized under the laws of Delaware (“FAI”) and David Martínez, a natural person (“DM”), as co-offerors (collectively the “Offerors”), to purchase all or a portion of the Class B shares, P$1.00 par value per share (the “Tender Offer”), of Telecom Argentina, S.A. (“Telecom”), an Argentine corporation (the “Shares”).

The Original Schedule TO is hereby supplemented as follows:

On July 16, 2018, FTL determined that it would no longer participate in any U.S. offer to purchase for cash of any outstanding Shares or American Depositary Shares (each American Depositary Share representing rights to five Shares) held by U.S. persons  (the “International Tender Offer”) and terminated any possible participation in the International Tender Offer as of such date.  Notwithstanding the termination of FTL’s possible participation in the International Tender Offer, FTL, pursuant to section 6.7 of the Shareholders Agreement, has undertaken to pay and acquire 50% of the Shares and American Depositary Shares tendered in the Tender Offer (subject the right of CVH to acquire by itself the first 43,073,760 Shares).

The Notification is neither an offer to purchase nor a solicitation of an offer to sell any securities.